ATC MANAGEMENT INC.

Consolidated Financial Statements for the
Years Ended December 31, 2004, 2003, and 2002 and Independent Auditors' Report

ATC Management Inc.

Table of Contents                                                         Page

Independent Auditors' Report.............................................   3

Consolidated Financial Statements

   Consolidated Statements of Operations for the Years Ended
      December 31, 2004, 2003 and 2002...................................   4

   Consolidated Statements of Cash Flows for the Years Ended
      December 31, 2004, 2003 and 2002...................................   5

   Consolidated Balance Sheets as of December 31, 2004 and 2003..........   6

   Consolidated Statements of Changes in Stockholders' Equity for the
      Years Ended December 31, 2004, 2003 and 2002.......................   7

   Notes to Consolidated Financial Statements............................  8-28

   Supplemental Schedules................................................ 29-31

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of ATC Management Inc.:

We have audited the accompanying consolidated balance sheets of ATC Management Inc. (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental consolidating information as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 is presented for the purpose of additional analysis of the basic consolidated financial statements rather than to present the financial position and results of operations of the individual companies, and is not a required part of the basic consolidated financial statements. The supplemental consolidating information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.



Milwaukee, WI
February 16, 2005


ATC Management Inc.

Consolidated Statements of Operations
For the Years Ended December 31, 2004, 2003 and 2002

(In Thousands)


                                                                 2004         2003         2002
--------------------------------------------------------------------------------------------------
Operating Revenues
   Transmission Service Revenue                                $ 261,763    $ 224,453    $ 202,856
   Other Operating Revenue                                           800        1,155        2,442
                                                               ---------    ---------    ---------
     Total Operating Revenues                                    262,563      225,608      205,298

Operating Expenses
   Operations and Maintenance                                    105,375       93,681       86,556
   Depreciation and Amortization                                  46,636       40,694       38,407
   Taxes Other than Income                                         5,717        5,174        6,096
                                                               ---------    ---------    ---------
     Total Operating Expenses                                    157,728      139,549      131,059
                                                               ---------    ---------    ---------

Operating Income                                                 104,835       86,059       74,239


Other Income (Expense)
   Other Income (Expense), net                                      (113)          82         (141)
   Allowance for Equity Funds Used During Construction             3,136        2,474        1,675
                                                               ---------    ---------    ---------
     Total Other Income (Expense)                                  3,023        2,556        1,534
                                                               ---------    ---------    ---------

   Earnings Before Interest, Non-Controlling Interest and
    Income Tax                                                   107,858       88,615       75,773


Interest Expense
   Interest Expense                                               32,439       27,729       22,655
   Allowance for Borrowed Funds Used During Construction          (2,494)      (1,822)      (1,067)
                                                               ---------    ---------    ---------
     Net Interest Expense                                         29,945       25,907       21,588
                                                               ---------    ---------    ---------

   Earnings Before Non-Controlling Interest and Income Tax        77,913       62,708       54,185



Non-Controlling Interest in the Earnings of ATCLLC                77,921       62,683       54,037
                                                               ---------    ---------    ---------
Earnings (Loss) Before Income Tax                                     (8)          25          148

Income Tax                                                           (24)          11          136
                                                               ---------    ---------    ---------
Net Income                                                     $      16    $      14    $      12
                                                               =========    =========    =========


The accompanying notes are an integral part of these consolidated financial statements.


ATC Management Inc.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2004, 2003 and 2002
 (In Thousands)
                                                                   2004         2003         2002
----------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net Income                                                    $      16    $      14    $      12
   Adjustments to Reconcile Net Income to Net Cash Provided by
     Operating Activities-
     Earnings Allocated to Non-Controlling Members of ATCLLC        77,921       62,683       54,037
     Deferred Income Taxes                                          (2,066)        (645)      (2,041)
     Depreciation and Amortization                                  46,636       40,694       38,407
     Bond Discount and Debt Issuance Cost Amortization                 570          457          418
     Allowance for Equity Funds Used During Construction            (3,136)      (2,474)      (1,675)
     Change in-
       Current Assets                                               (3,878)       1,319       (9,126)
       Accounts Payable                                              9,790       (4,231)       6,141
       Accrued Liabilities                                           7,349        5,167          961
       Other                                                         4,624       (5,591)       9,176
                                                                 ---------    ---------    ---------
         Total Adjustments                                         137,810       97,379       96,298
                                                                 ---------    ---------    ---------
         Net Cash Provided by Operating Activities                 137,826       97,393       96,310

Cash Flows from Investing Activities
   Capital Expenditures for Property, Plant and Equipment         (241,562)    (193,574)    (123,447)
   Allowance for Borrowed Funds Used During Construction            (2,494)      (1,822)      (1,067)
                                                                 ---------    ---------    ---------
     Net Cash Used in Investing Activities                        (244,056)    (195,396)    (124,514)

Cash Flows from Financing Activities
   Distribution of ATCLLC Earnings to Non-Controlling Members      (59,070)     (47,832)     (48,171)
   Issuance of Common Stock, net                                         6            6         --
   Issuance of ATCLLC Units for Cash                                85,150       17,188          578
   Redemption of ATCLLC Units                                          (53)      (1,078)        (523)
   Issuance of Short-term Debt, net                                 58,300         --           --
   Advances under Interconnection Agreements                        25,943       26,217        3,776
   Payments under Interconnection Agreements                       (13,047)      (1,361)        --
   Issuance of Long-term Debt, net of Issuance Costs                  --         99,198       49,377
                                                                 ---------    ---------    ---------
     Net Cash Provided by Financing Activities                      97,229       92,338        5,037

Net Change in Cash and Cash Equivalents                             (9,001)      (5,665)     (23,167)
Cash and Cash Equivalents, Beginning of Period                       9,165       14,830       37,997
                                                                 ---------    ---------    ---------
Cash and Cash Equivalents, End of Period                         $     164    $   9,165    $  14,830
                                                                 =========    =========    =========
Supplemental Disclosures of Cash Flows Information
   Cash Paid for-
     Interest                                                    $  31,601    $  25,091    $  21,479
     Income Taxes                                                $   1,205    $   1,145    $   6,962
   Significant Non-cash Transactions-
     Issuance of ATCLLC Units for Transmission Assets            $     121    $   8,219    $   1,928


The accompanying notes are an integral part of these consolidated financial statements.


ATC Management Inc.

Consolidated Balance Sheets
As of December 31, 2004 and 2003
(In Thousands)
ASSETS                                                      2004           2003
----------------------------------------------------------------------------------
Transmission and General Plant
   Property, Plant and Equipment                        $ 1,521,441    $ 1,354,377
   Less- Accumulated Depreciation                          (589,096)      (558,267)
                                                        -----------    -----------
                                                            932,345        796,110
   Construction Work in Progress                            207,975        113,057
                                                        -----------    -----------
     Net Transmission and General Plant                   1,140,320        909,167


Current Assets
   Cash and Cash Equivalents                                    164          9,165
   Accounts Receivable                                       27,566         24,526
   Other Current Assets                                       2,829          1,991
                                                        -----------    -----------
     Total Current Assets                                    30,559         35,682


Regulatory and Other Assets
  Regulatory Assets                                           3,014          8,512
  Deferred Tax Asset                                          7,980          5,812
  Other Assets                                               10,899          8,805
                                                        -----------    -----------
     Total Regulatory and Other Assets                       21,893         23,129
                                                        -----------    -----------
     Total Assets                                       $ 1,192,772    $   967,978
                                                        ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------
Current Liabilities
   Accounts Payable                                     $    59,731    $    21,821
   Accrued Liabilities                                       38,293         30,944
   Short-term Debt                                           58,361           --
   Current Portion of Advances under Interconnection
    Agreements                                               36,618         15,797
                                                        -----------    -----------
     Total Current Liabilities                              193,003         68,562


Long-term Liabilities
   Long-term Debt                                           448,483        448,215
   Other Long-term Liabilities                               14,481         18,487
                                                        -----------    -----------
     Total Long-term Liabilities                            462,964        466,702


Equity Interest of Non-Controlling Members in ATCLLC        536,635        432,566


Stockholders' Equity  (See Note 3)
   Common Stock                                                   1              1
   Additional Paid-in Capital- Common Stock                     115            109
   Retained Earnings                                             54             38
                                                        -----------    -----------
     Stockholders' Equity                                       170            148
                                                        -----------    -----------
     Total Liabilities and Stockholders' Equity         $ 1,192,772    $   967,978
                                                        ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

ATC Management Inc.

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2004, 2003 and 2002

(In Thousands, except share data)

Stockholders' Equity as of December 31, 2001         $      116
                                                     ==========

Shares Outstanding at December 31, 2001                  10,385
                                                     ==========


   Retirement of Common Stock                                (1)

   Issuance of Common Stock                                   1

   Net Income                                                12
                                                     ----------

Stockholders' Equity as of December 31, 2002         $      128
                                                     ==========

Shares Outstanding at December 31, 2002                  10,356
                                                     ==========


     Issuance of Common Stock                                 6

     Net Income                                              14
                                                     ----------

Stockholders' Equity as of December 31, 2003         $      148
                                                     ==========

Shares Outstanding at December 31, 2003                  10,986
                                                     ==========



     Issuance of Common Stock                                 6

     Net Income                                              16
                                                     ----------

Stockholders' Equity as of December 31, 2004         $      170
                                                     ==========

Shares Outstanding at December 31, 2004                  11,637
                                                     ==========


The accompanying notes are an integral part of these consolidated financial statements.

ATC Management Inc.

Notes to Consolidated Financial Statements
December 31, 2004


(1)  Nature of Operations and Summary of Significant Accounting Policies
     -------------------------------------------------------------------

     (a)  General
          -------

          The consolidated financial statements of ATC Management Inc. include the accounts of American Transmission Company LLC ("ATCLLC") and ATC Management Inc. ("Management Inc.").

          ATCLLC was organized on June 12, 2000 as a limited liability company under the Wisconsin Limited Liability Company Act as a single purpose, for-profit electric transmission company. Its purpose is to plan, construct, operate, own and maintain electric transmission facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal access to a competitive, wholesale electric energy market. ATCLLC owns and operates the electric transmission system, under the direction of the Midwest Independent Transmission System Operator, Inc. ("MISO"), in parts of Wisconsin, Illinois and the Upper Peninsula of Michigan. ATCLLC is subject to regulation by the Federal Energy Regulatory Commission ("FERC") as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

          Management Inc. was organized on June 12, 2000 and functions as the corporate manager of ATCLLC. ATCLLC and Management Inc. have common ownership and operate as a single functional unit. Under the ATCLLC operating agreement, Management Inc. has complete discretion over the business of ATCLLC and provides all management services to ATCLLC at cost. Management Inc. and ATCLLC are collectively referred to as "the Company" throughout the notes to consolidated financial statements.

          Management Inc. uses all proceeds from the sale of its Class A shares (see Note 3) to purchase equity interests in ATCLLC. Management Inc. owned approximately three one-hundredths of one percent of the outstanding member units of ATCLLC as of December 31, 2004 and approximately four one-hundredths of one percent of the outstanding member units as of December 31, 2003 and 2002. Pursuant to the Bill of Sale and Right to Repurchase Agreement, Management Inc. also has a one-millionth ownership interest in the transmission and general plant of ATCLLC. Although Management Inc. only owns a small percentage of the outstanding member units of ATCLLC, it treats ATCLLC as a consolidated subsidiary in these financial statements because of the control over the operations of ATCLLC that is delegated to Management Inc. by the operating agreement.

     (b)  Consolidation
          -------------

          Management Inc. consolidates ATCLLC as it controls the financial and operating policies of ATCLLC. Ownership interests of members other than Management Inc. in the equity of ATCLLC are presented in the consolidated balance sheets as minority interest in the caption labeled "Equity Interest of Non-Controlling Members in ATCLLC." The share of members other than Management Inc. in the income of ATCLLC is deducted in determining Management Inc.'s net income. Intercompany balances and transactions have been eliminated.


     (c)  Revenue Recognition
          -------------------

          Wholesale electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company's facilities under the MISO open-access transmission tariff regulated by FERC. The Company charges for these services under FERC approved rates. The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the calculation of the amounts to be paid for those services. The Company's revenues are derived from agreements for the receipt and delivery of electricity at points along the transmission system. The Company does not take ownership of the electricity that it transmits.

          The true-up provision in the formula rate tariff meets the requirements of an alternative revenue program set forth in the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force Issue No. 92-7, "Accounting for Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs." Accordingly, revenue is recognized for services provided during the reporting period based on the revenue requirement formula in the tariff. The Company accrues or defers revenues to the extent that the actual revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed during the reporting period. The true-up amount will automatically be reflected in customer bills within two years.

          The Company records a reserve for revenues subject to refund when such refund is probable and can be reasonably estimated.


     (d)  Transmission and General Plant and Related Depreciation
          -------------------------------------------------------

          Transmission Plant is recorded at the original cost of construction. Assets transferred to the Company primarily by its members, which include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives, have been recorded at their original cost in property, plant and equipment with the related reserves for accumulated depreciation also recorded. (See Note 10(a) for additional information.)

          The original cost of construction includes materials, labor, construction overhead, outside contractor costs and, for projects on which construction began prior to December 31, 2003, an allowance for funds used during construction (see Note 1(e)). Additions to and significant replacements of transmission assets are charged to property, plant and equipment at cost; replacement of minor items is charged to maintenance expense. The cost of transmission plant, together with removal cost less salvage value, is charged to accumulated depreciation when assets are retired.

          The provision for depreciation of transmission assets is an integral part of the Company's cost of service under FERC-approved rates. Depreciation rates include estimates for future removal costs and salvage value. Depreciation expense as a percentage of average transmission plant was 2.68% in 2004, 2.64% in 2003, and 2.65% in 2002. The reserves for accumulated depreciation as of December 31, 2004 and 2003 included approximately $83 million and $78 million, respectively, of accrued removal costs.

          General plant, which includes buildings, office furniture and equipment, computer hardware and software, is recorded at cost. Depreciation is recorded at straight-line rates over the estimated useful life of the assets, which ranges from three to forty years.


     (e)  Allowance for Funds Used During Construction
          --------------------------------------------

          Allowance for funds used during construction ("AFUDC") represents the composite cost of the debt used to fund the construction of transmission assets and a return on ATCLLC members' capital devoted to construction. The portion of the allowance that applies to borrowed funds is presented in the consolidated statements of operations as a reduction of interest expense; the return on ATCLLC members' capital is presented as other income. Although the allowance does not represent current cash income, it is recovered under the ratemaking process over the service lives of the related assets. In accordance with FERC Order 561, the Company capitalized AFUDC at the following average rates in 2004, 2003 and 2002:

                                                2004       2003       2002

          Debt Rate                             3.6%       3.1%       3.3%
          Equity Rate                           4.5%       4.3%       5.1%
                                            ------------------------------
               Total Rate                       8.1%       7.4%       8.4%
                                            ==============================

          Beginning January 1, 2004, the Company was allowed to include Construction Work in Progress ("CWIP") in its rate base and earn a current return on construction projects that commenced construction after December 31, 2003, in lieu of capitalizing AFUDC to the projects. Accordingly, the Company has not accrued AFUDC on projects earning a current return, nor has it capitalized interest in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost." At December 31, 2004,
          approximately $119 million of CWIP was accruing AFUDC and $57.9 million of CWIP was earning a current return as a component of rate base.


     (f)  Interconnection Agreements
          --------------------------

          The Company has entered into interconnection agreements with entities planning to build generation plants within the Company's service territory. During construction, the generators will construct the interconnection facilities or finance and bear all financial risk of having the Company construct the interconnection facilities under these agreements. The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest. If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

          In cases in which the Company is contracted to construct the related interconnection facilities, the Company receives cash advances for construction costs from the generators. During construction, these costs are included in CWIP. Cash advances from the generators, along with accruals for interest, are recorded as liabilities. These accruals for interest are capitalized, in lieu of AFUDC, and included in CWIP. At December 31, 2004 and 2003, advances and accrued interest totaled $43.0 million and $28.6 million, respectively. Of these amounts, $6.4 million and $12.9 million were included in long-term liabilities at December 31, 2004 and 2003, respectively.


     (g)  Cash and Cash Equivalents
          -------------------------

          Cash and cash equivalents include highly liquid investments with original maturities of three months or less.


     (h)  Regulatory Assets and Liabilities
          ---------------------------------

          The Company's accounting policies conform to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." Accordingly, assets and liabilities that result from the regulated ratemaking process are recorded that would otherwise not be recorded under accounting principles generally accepted in the United States of America for non-regulated companies. Certain costs and credits are recorded as regulatory assets and liabilities as incurred and are recognized in the consolidated statements of operations at the time they are reflected in rates.

          Under a rate settlement agreement approved by FERC in November 2001, the Company has been recovering in rates, over a five-year period, certain start-up and development costs incurred in 2000 and 2001. The Company also earns its allowed rate of return on the unamortized portion of the start-up costs during each year. Accordingly, deferred start-up costs of $15.1 million are being amortized to expense over a five-year period beginning in 2001. Amortization expense of $3.0 million is included in 2004, 2003 and 2002 depreciation and amortization. Unamortized start-up costs of $3.0 million and $6.0 million were included in regulatory assets at December 31, 2004 and 2003, respectively.

          As discussed in Note 1(c), the Company's formula rate tariff approved by FERC provides for a true-up mechanism. Under the true-up mechanism, the Company is authorized to include an under-collected amount of approximately $2.5 million from 2003, plus interest, in its billings in 2005. This amount was included in regulatory assets at December 31, 2003. During 2004, the Company over-collected approximately $6.8 million. Under the terms of the tariff, this amount would ordinarily be refunded, with interest to customers in 2006; however, the Company filed an application with FERC on December 22, 2004, for an amendment to the rates which would allow the Company to accelerate this refund by one year and return it to customers, net of the 2003 under-collection, in 2005. FERC issued an order authorizing this treatment, as filed, on February 17, 2005. Accordingly, the net amount of $4.3 million is included in accrued liabilities at December 31, 2004.

          The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction and the status of any pending or potential deregulation legislation. If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

     (i)  Other Assets
          ------------

          As of December 31, other assets are comprised of the following (in thousands):

                                                           2004          2003

          Preliminary Survey and Investigation Costs     $ 6,455       $ 4,297
          Unamortized Debt Issuance Costs                  3,758         4,065
          Other                                              686           443
                                                       -----------   -----------
                                                         $10,899       $ 8,805
                                                       ===========   ===========

          Preliminary survey and investigation costs relate to study and planning costs in the early stages of construction projects. Costs directly attributable to the construction of transmission assets for projects started prior to December 31, 2003, and generation interconnection projects, are capitalized as other assets until all required regulatory approvals are obtained and construction begins, at which time the costs are transferred to construction work in progress. As discussed in Note 8, beginning January 1, 2004, the Company was allowed to expense and recover in rates the preliminary survey and investigation costs in the year incurred for projects that started after December 31, 2003. Approximately $1.5 million of preliminary survey and investigation costs are included in operations and maintenance expense for 2004.


     (j)  Impairment of Long-lived Assets
          -------------------------------

          The Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment would be determined based upon a comparison of the undiscounted future operating cash flows to be generated during the remaining life of the assets to their carrying values. An impairment loss would be measured by the amount that an asset's carrying amount exceeds its fair value. As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.


     (k)  Income Taxes
          ------------

          ATCLLC is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. As such, it is not liable for federal or state income taxes. ATCLLC's members (except certain tax-exempt members) report their share of the Company's earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Accordingly, these consolidated financial statements only include a provision for federal and state income tax expense of Management Inc.

          The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting basis and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance for deferred tax assets is provided to the extent it is more likely than not that all or a portion of a deferred tax asset will not be realized. See Note 7 for further discussion of income taxes.

     (l)  Use of Estimates
          ----------------

          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to apply policies and make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as depreciable lives of property, plant and equipment, removal costs and salvage associated with asset retirements, tax provisions included in rates, actuarially determined benefit costs and accruals for construction costs and operations and maintenance expenses. As additional information becomes available, or actual amounts are determined, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

     (m)  New Accounting Pronouncements
          -----------------------------

          In January 2003, the FASB issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities. The Company has no association with any variable interest entities that would require the Company to consolidate another entity.

          In December 2003, the FASB issued SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits". This statement revises employers' disclosures about pension plans and other postretirement benefit plans to present more information about the economic resources and obligations of such plans. The statement is effective for non-public companies for fiscal years ended after June 15, 2004. See Note 2 for the expanded disclosures required by the statement.

          On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law. The Act introduced a prescription drug benefit program under Medicare
          ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

          During the second quarter of 2004, the FASB issued FASB Staff Position SFAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003.

          The Company has determined that a substantial part of the post-retirement health care plan is actuarially equivalent to the
          Medicare Prescription Drug Plan. The Company anticipates being eligible for the subsidy available from Medicare.

          The effects of the Act are reflected in the consolidated financial statements with a reduction in the Company's accumulated postretirement benefit obligation of $0.6 million, and a reduction of other postretirement expense in 2004 of $0.1 million. The assumptions used to develop the reductions include those used in the determination of the annual postretirement benefit expense under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than

          Pensions", and also include expectations of how the federal program will operate. There are no written regulations that provide detail regarding the operation of the subsidy program. It is expected that final regulations will be published in early 2005.


(2)  Benefits
     --------

     The Company sponsors several benefit plans for its employees. These plans include certain postretirement health care benefits. The weighted average assumptions as of the measurement date of October 1 are as follows:


                                                       2004      2003      2002

     Discount Rate                                     6.00%     6.25%     6.75%
     Medical Cost Trend:
        Initial Range                                 11.00%    11.00%    18.00%
        Ultimate Range                                 5.00%     5.00%     5.50%
     Long-term Rate of Return on Plan Assets           5.50%        -         -


     The components of the Company's postretirement benefits expense for 2004, 2003 and 2002 are as follows (in thousands):

                                                       2004      2003      2002

     Service Cost                                    $  887    $  934    $  658
     Interest Cost                                      399       413       292
     Amortization of Prior Service Cost                 250       250       250
     Net Actuarial Loss                                   -        60         -
     Expected Return on Plan Assets                    (241)        -         -
                                                     ------    ------    ------
              Net Periodic Postretirement Cost       $1,295    $1,657    $1,200
                                                     ======    ======    ======

     The assumed medical cost trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement benefit obligation. A one percent change in the medical cost trend rates, holding all other assumptions constant, would have the following effects for 2004 (in thousands):

                                                       One Percent   One Percent
                                                         Increase     Decrease
                                                       -----------   -----------

     Effect on Total of Service and Interest             $   406       $  (203)
        Cost Components
     Effect on Postretirement Benefit Obligation at      $ 2,115       $(1,638)
        the End of Year

     A reconciliation of the change in the benefit obligation during 2004 and 2003 is as follows (in thousands):

                                                              2004       2003
     Accumulated Postretirement Benefit Obligation
     at the Beginning of Year                               $  6,258   $  7,940
     Service Cost                                                887        934
     Interest Cost                                               399        413
     Actuarial (Gains)/Losses                                  1,831     (3,029)
                                                            --------   --------
       Postretirement Benefit Obligation at End of Year     $  9,375   $  6,258
                                                            ========   ========

     Retiree claims paid during 2004, 2003 and 2002 were not significant.

     The Company anticipates retiree benefit payments for the next five years to be as follows (in thousands):

     2005                $29
     2006                 58
     2007                 83
     2008                120
     2009                182
                   ----------
     Total              $472
                   ==========

     In December 2003, the Company established a Voluntary Employee Benefit Association ("VEBA") trust and a 401(h) trust that will be funded as the Company recognizes postretirement medical obligations. On December 30, 2003, the Company transferred $3.9 million in cash as an initial funding of the VEBA. No amounts were contributed to the 401(h) trust in 2003. The Company transferred $0.4 million and $0.6 million to the VEBA and 401(h) trust, respectively, to fund postretirement medical obligations during 2004. The trusts are discretionary trusts with a long-term investment objective to preserve and, if possible, enhance the post-inflation value of the trust's assets, subject to cash flow requirements, while maintaining an acceptable level of volatility. The targeted allocation percentages for each major category of plan assets for the trusts is as follows:


                                   Target            Range
                                   ------            -----

     U.S. Equities                    50%           +/- 5%
     Non-U.S. Equities                15%           +/- 4%
     Fixed Income                     35%           +/- 5%
                                ----------
                                     100%
                                ==========


     The fair value of total plan assets held in the trusts as of December 31, 2004 and 2003 consist of the following:

                                                   2004           2003

     Cash/Money Market                                -           100%
     U.S. Equity Index Fund                         50%              -
     International Equity Fund                      16%              -
     Intermediate Bond Fund                         34%              -
                                                --------       --------
                                                   100%           100%
                                                ========       ========


     A reconciliation of the change in the fair value of plan assets designated for postretirement medical obligations, for the combined trusts, is as follows (in thousands):

                                                                    2004        2003
     Fair Value of Plan Assets at the Beginning of the Year     $  3,873    $      -
     Employer Contributions                                        1,026       3,873
     Employee Contributions                                            9           -
     Return on Plan Assets                                           380           -
     Taxes and Administrative Expenses                               (19)          -
     Net Benefits Paid                                               (25)          -
                                                                --------    --------
     Fair Value at End of Year                                  $  5,244    $  3,873
                                                                ========    ========


     The Company anticipates contributing $1.4 million to the plan for postretirement medical obligations during 2005. A reconciliation of the funded status of the plan to the amounts recognized by the Company as long-term liabilities in the December 31, 2004 and 2003, consolidated balance sheets is as follows (in thousands):

                                                             2004        2003

     Funded Status as of December 31                      $ (4,461)   $ (2,385)
     Unrecognized Prior Service Cost                         2,002       2,252
     Unrecognized Net Actuarial Loss                         2,178         120
                                                          --------    --------
              Net Amount Recognized as of December 31     $   (281)   $    (13)
                                                          ========    ========

     The Company sponsors a defined contribution money-purchase pension plan, in which substantially all employees participate, and makes contributions to the plan for each participant based on several factors. Contributions made by the Company to the plan totaled $2.1 million in 2004, $1.6 million in 2003, and $1.4 million in 2002.

     Certain management employees who agreed to leave their prior employers and become employees of the Company receive pension benefits from the Company that are at least equal to the benefits the employees would have received under the pension plans of their prior employers. The Company accounts for the benefits as deferred compensation arrangements under APB 12 "Omnibus Opinion." As of December 31, 2004 and 2003, $2.0 million and $1.3 million, respectively, was included in long-term liabilities related to this plan.

     The Company provides a deferred compensation plan for certain employees. The plan allows for the elective deferral of a portion of an employee's base salary and incentive compensation and also contains a supplemental retirement and 401(k) component. Deferred amounts are taxable to the employee when paid, but the Company recognizes compensation expense in the period earned. As of December 31, 2004 and 2003, $4.5 million and $3.1 million, respectively, was included in long-term liabilities related to this deferred compensation plan. Amounts charged to expense, including interest accruals, in 2004, 2003 and 2002 were $1.4 million, $.9 million, and $.9 million, respectively.

(3)  Stockholders' Equity
     --------------------

     At December 31, 2004, 2003 and 2002, the Company had authorized 99,999,990 shares of Class A (non-voting) Common Stock, $.01 par value, of which 11,637, 10,981, and 10,351 shares, respectively, were issued and outstanding. Non-controlling members of ATCLLC own shares of Class A Common Stock in proportion to their investment in ATCLLC.

     At December 31, 2004, 2003 and 2002, the Company had authorized ten shares of Class B (voting) Common Stock, $.01 par value, of which five shares were issued and outstanding. In 2001, one share of Class B Common Stock was issued each to Wisconsin Electric Power Company, Wisconsin Power & Light Company, Madison Gas & Electric Company, Wisconsin Public Service Corporation and Wisconsin Public Power Inc. at a price of $5 per share.

     At December 31, 2004, 2003 and 2002, Management Inc. had authorized 30,000,000 shares of Preferred Stock, $.01 par value. There were no shares of Preferred Stock issued or outstanding at December 31, 2004, 2003 and 2002.

(4)  Non-Controlling Members' Equity in ATCLLC
     -----------------------------------------

     ATCLLC's non-controlling members include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives. Each non-controlling member was issued membership interests in ATCLLC in proportion to the value of transmission assets and/or cash it contributed to the Company.

     Distribution of ATCLLC's earnings to non-controlling members is at the discretion of the Company. The ATCLLC operating agreement established a target for distribution of 80% of annual earnings before tax. During 2004, 2003 and 2002, the Company distributed $59.1 million, $47.8 million, and $48.2 million, respectively, of ATCLLC's earnings before tax to its members in proportion to each member's ownership interest in ATCLLC. The board of directors approved a distribution for the fourth quarter of 2004, in the amount of $16.0 million, on January 27, 2005, bringing the total distributions for 2004 to 80% of earnings before tax.


(5)  Debt
     ----

     (a)  Credit Facilities
          -----------------

          On May 24, 2004, the Company replaced its $75 million 364-day backup line of credit with a $125 million three-year revolving credit facility. The Company may request that the aggregate commitment be increased to $200 million either by having one or more existing lenders increase their commitment or by adding additional lenders. The revolving credit facility provides back-up liquidity to the Company's $125 million commercial paper program. While the Company does not intend to borrow under the revolving credit facility, interest rates on outstanding borrowings under the facility would be based on a floating rate plus a margin. The applicable margin is based on the Company's debt rating from Moody's and S&P and ranges from 0.35% to 1.25%.

          The revolving credit facility contains restrictive covenants, including restrictions on liens, certain mergers, sales of assets, acquisitions, investments, transactions with affiliates, change of control, conditions on prepayment of other debt, certain financial ratios and requires certain financial reporting. The revolving credit facility provides for certain customary events of default.

          The Company had no borrowing outstanding under the credit facility as of December 31, 2004 and 2003.

     (b)  Commercial Paper
          ----------------

          The Company has a $125 million unsecured, private placement, commercial paper program. Investors are limited to qualified institutional buyers and institutional accredited investors. Maturities may be up to 364 days from date of issue, with proceeds to be used for working capital and other capital expenditures. Pricing is par less a discount or, if interest bearing, at par. As of December 31, 2004, the Company had $58.3 million of commercial paper outstanding. The Company did not have any borrowings outstanding under the program as of December 31, 2003.

     (c)  Long-term Debt
          --------------

          The  following   table   summarizes   the  Company's   long-term  debt
          commitments as of December 31, 2004 and 2003 (in thousands):

                                                            2004         2003

          Senior Notes at stated rate of 7.125%, due
           March 15, 2011                                $ 300,000    $ 300,000
          Discount                                          (1,589)      (1,785)
                                                         ---------    ---------
                                                           298,411      298,215
          Senior Notes at stated rate of 7.02%, due
           August 31, 2032                                  50,000       50,000
          Senior Notes at stated rate of 6.79%, due on
           dates ranging from August 31, 2033 to
           August 31, 2043                                 100,000      100,000
          Other Long-term Notes Payable                         72         --
                                                         ---------    ---------

          Net Long-term Debt                             $ 448,483    $ 448,215
                                                         =========    =========


          The senior notes rank equivalent in right of payment with all of the Company's existing and future unsubordinated, unsecured indebtedness and senior in right of payment to all subordinated indebtedness of the Company.

          The senior notes contain restrictive covenants, which include restrictions on liens, certain mergers and sales of assets and require certain financial reporting. The notes also provide for certain customary events of default. No principal amounts of the senior notes become due in the next five years.

          The notes contain an optional redemption provision whereby the Company is required to make the note holders whole on any redemption prior to maturity. The notes may be redeemed at any time at a redemption price equal to the greater of one hundred percent of the principal amount of the notes plus any accrued interest or the present value of the remaining scheduled payments of principal and interest from the redemption date to the maturity date discounted to the redemption date on a semi-annual basis at the then existing treasury rate plus 30 basis points, plus any accrued interest.

(6)  Fair Value of Financial Instruments
     -----------------------------------

     The carrying amount and estimated fair value of the Company's long-term debt at December 3, 2004 and 2003, are as follows (in millions):


                                             2004          2003

         Carrying amount                    $448.5        $448.2

         Estimated fair value               $515.5        $500.2


     The carrying amount of the Company's financial instruments included in current assets and current liabilities approximates fair value due to the short maturity of such financial instruments. The fair value of the Company's long-term debt is estimated based upon quoted market value for the same or similar issues or upon the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the Company's bond rating.


(7)  Income Taxes
     ------------

     Income tax liabilities related to the operations of ATCLLC are the responsibility of ATCLLC's members (except certain tax-exempt members) and are not reflected in these consolidated financial statements. However, the Company is allowed to recover in rates, as a component of its cost of service, the amount of income taxes that are the responsibility of ATCLLC's members. Accordingly, the Company includes a provision for ATCLLC's members' federal and state current and deferred income tax expenses and amortization of the excess deferred tax reserves and deferred investment tax credits associated with assets transferred to the Company by ATCLLC members in its regulatory financial reports and rate filings. For purposes of determining the Company's revenue requirement under FERC-approved rates, rate base is reduced by an amount equivalent to net accumulated deferred taxes, including excess deferred tax reserves. Such amounts were approximately $93.2 million, $72.2 million, and $67.7 million in 2004, 2003 and 2002, respectively, and are primarily related to accelerated depreciation and other plant-related differences. 2004, 2003 and 2002 revenues include recovery of $25.9 million, $20.9 million, and $17.4 million, respectively, of income tax expense.

     In July 2004, the D.C. Circuit of the U.S. Court of Appeals issued an opinion in a FERC rate proceeding involving an oil pipeline company. The case involved complaints filed by the pipeline's customers regarding several issues related to its tariff, including the recovery of income taxes as a component of its cost of service. The pipeline was formed as a non-taxable limited partnership. In its cost of service, FERC had allowed the pipeline to recover the income taxes paid by the partnership's corporate owners on their respective shares of partnership earnings. The Court found that FERC had not provided a compelling argument to justify including in the pipeline's cost of service the taxes paid by its owners. The Court vacated that portion of the FERC opinion and order that allowed the recovery of income taxes in the pipeline's rates and remanded it to FERC for further consideration. On December 2, 2004, FERC issued a Request for Comments on the implications of the D.C. Circuit's opinion. The Company has filed comments with FERC in support of maintaining an income tax allowance for partnerships. The Company continues to monitor developments in this case closely. The Company believes any changes in FERC policy that might result from this case would likely only impact revenues prospectively.

     The income tax provision for Management Inc. for the years ended December 31, 2004, 2003 and 2002, respectively, consisted of the following:

                                                  2004       2003       2002

     Current -
        Federal                                 $  1,646   $    533   $  4,172
        State                                        396        124        984
     Deferred                                     (2,066)      (646)    (5,020)
                                                --------   --------   --------
                                                $    (24)  $     11   $    136
                                                ========   ========   ========

     Deferred  taxes  are  primarily  related  to  timing   differences  in  the
     deductibility of certain employee related costs.

     A reconciliation of tax on income at the federal statutory rate of 34% to income tax expense is as follows:

                                                  2004       2003       2002

     Tax at Federal Statutory Rate              $     (3)  $      8   $     50
     State Tax, Net of Federal Benefit                (2)         2         18
     Permanent Items                                 (19)         1         68
                                                --------   --------   --------
                                                $    (24)  $     11   $    136
                                                ========   ========   ========

     The Company had a net deferred tax asset of $8.0 million and $5.8 million at December 31, 2004 and 2003, respectively. The deferred tax asset consists of employee related costs that will be deductible in future years.

     The Internal Revenue Service recently completed an examination of the 2001 federal partnership income tax return for ATCLLC during 2004. This was the first tax examination since ATCLLC commenced operations. No adjustments were identified in this examination that would have a material impact on the Company's past or future revenues or earnings.


(8)  Regulatory Proceedings
     ----------------------

     On October 30, 2003, the Company filed an application with FERC for approval to modify its rate formula in Attachment O of the MISO Open Access Transmission Tariff. The Company sought authorization to make the following modifications to the rate formula:

          a) Include Construction Work in Progress for new transmission investment in rate base to earn a current return in lieu of capitalizing an Allowance for Funds Used During Construction.

          b) Allow current year expensing of preliminary survey and investigation costs for new transmission investment. Such costs were previously capitalized as a component of the associated transmission assets' cost and recovered, with a return on investment, over the life of the asset.

          c) Increase the allowed return on equity from the current 12.20% to 12.38% to correspond to the rate FERC has allowed for other MISO transmission owners and adopt a 50% debt, 50% equity capital structure.

     On December 29, 2003, FERC issued an order that conditionally accepted for filing and nominally suspended the Company's proposed modifications, to become effective January 1, 2004, subject to refund. The order also established hearing and settlement judge procedures. Based on concerns raised by intervenors in the case, several issues were set for hearing, including the proposed capital structure and the rate impact of expensing preliminary survey and investigation costs for certain transmission projects.

     The Company filed a settlement agreement that was approved by FERC on May 6, 2004, that resolved all issues set for hearing in the December 29th order. The settlement agreement allows the Company to include Construction Work in Progress in rate base, to expense preliminary survey and investigation costs if the project meets specified requirements (generally if a project is approved by MISO as part of its planning process), and to adopt a 50% debt, 50% equity capital structure. The Company agreed to maintain the 12.20% return on equity and agreed to refund the difference between the 12.38% approved in the December 29th order and the 12.20% in the settlement agreement for the period between January 1, 2004 and the settlement agreement date approved by FERC. This refund, which is approximately $.4 million, is included in the Company's true-up calculation for 2004. In the future, the Company's return on equity will float at 18 basis points below the rate approved by FERC for other MISO transmission owners ("the MISO ROE"). Several intervening parties have challenged the methodology used by FERC in determining the current MISO ROE. The matter is currently pending before the D.C. Circuit of the U.S. Court of Appeals and a resolution is expected in 2005. The settlement agreement reached in the Company's rate filing provides that, to the extent that there is a reduction of the MISO ROE below the current 12.38%, the Company will be obligated to refund an additional amount, retroactive to January 1, 2004, equal to 50% of the difference between the 12.20% return on equity and 18 basis points below the reduced MISO ROE, subject to a limit of $2 million. The Company cannot predict whether or not such reduction in the return on equity and associated refund will occur.

(9)  Commitments and Contingencies
     -----------------------------

     (a)  Operating Leases
          ----------------

          The Company leases office space under non-cancelable operating leases. Amounts incurred during 2004, 2003 and 2002 totaled approximately $2.0 million, $1.3 million, and $1.0 million, respectively.

          Future minimum lease payments, which will be expensed as incurred, under non-cancelable operating leases are as follows for the years ending December 31 (in thousands):

           2005                            $2,346
           2006                             2,304
           2007                             2,230
           2008                             1,016
           2009                               225
           Thereafter                           -
                                        -----------
                                           $8,121
                                        ===========

     (b)  Transfer of Operational Control of Transmission System
          ------------------------------------------------------

          In compliance with Wisconsin statutes and FERC requirements, operational control of the Company's transmission system was transferred to MISO, a FERC-approved regional transmission organization ("RTO"), effective February 1, 2002.

          MISO has  operational  control over the  Company's  system and has the authority to direct the manner in which the Company performs operations. The Company is also required to seek direction from MISO for certain operational actions the Company seeks to perform within its system. MISO is responsible for monitoring congestion, directing the associated operations to overcome congestion, approving transmission maintenance outages, as well as negotiating with generators on the timing of generator maintenance outages within the entire MISO system, including that portion representing the Company's system. The Company is required to coordinate planning activities for new projects or system upgrades with MISO. Certain projects may require review and approval by MISO before implementation.

          In accordance with FERC Order 2000, MISO has become the tariff administrator for all of its transmission-owning members. MISO and the Company made a joint Section 205 filing with FERC that created a separate pricing zone for the Company within MISO's tariff. As of February 1, 2002, the Company's rates for service are now administered under MISO's tariff. The Company continues to file with FERC for approval of future changes to the formula that determines its revenue requirements.


     (c)  Regulatory    Changes   that   may   Affect   the   Company's   Future
          ----------------------------------------------------------------------
          Responsibilities and Relationship with MISO
          -------------------------------------------

          On April 1, 2005, MISO is scheduled to operate Day-Ahead and Real-Time energy markets ("the Day-two market".) These markets will develop a joint transmission service and energy schedule of operation on a day-ahead basis and a dispatch schedule in real time. The markets will use a security constrained, centralized dispatch methodology to optimize power flows over the MISO footprint.

          Since MISO does not have a history of centralized power dispatch, the FERC has established specific operational reporting requirements. While MISO is planning for the Day-two market to become operational on April 1, 2005, there is uncertainty on whether the operational requirements will be sufficiently met. The inability of MISO to become operational on April 1, 2005, would imply that the Company would have to continue with the current operating methods.

          In the Day-two market, market participants can acquire Financial Transmission Rights ("FTRs") to hedge against congestion costs that arise due to "congestion" on the transmission grid. The Company's customers, rather than the Company, will be responsible for congestion costs and will be allocated FTRs. The FTRs do not represent a physical right for delivery of energy, rather a financial right to the congestion revenues that are generated. Any resulting shortfall in congestion revenues will reduce payments to FTR holders on a pro-rata basis and, as a result, poses no risk to the Company, as it will not hold any FTRs and will not be responsible for congestion costs.

          Once the Day-two market is operational, revenue from both the energy market settlement process and the transmission billing process will be commingled, thereby exposing the Company to revenue recovery uncertainty. This uncertainty takes two forms. The first uncertainty is the underpayment by transmission or energy market customers, thereby creating a revenue shortfall. The shortfall will be allocated to the transmission owners on a prorated basis that uses revenue requirements. The second uncertainty is the possibility of an energy market participant filing for bankruptcy. A bankruptcy court would be required to determine whether transmission revenues collected by MISO could be used to satisfy claims of other creditors.

          On February 15, 2003, FERC issued a notice of proposed pricing policy for efficient operation and expansion of the transmission grid. The proposed policy would provide certain financial incentives related to divestiture of transmission assets from vertically integrated utilities, placement of assets under the control of a RTO and investment in new transmission facilities. The Company has evaluated the potential impact this policy could have on its operations and determined that the modifications to the rate formula contained in its rate filing with FERC would be more beneficial to the Company and proposed such changes as an alternative incentive mechanism to the incentives contained in FERC's proposed pricing policy. Subsequently, the Company and its customers entered into a settlement agreement that largely codifies these revisions to its revenue requirements. On May 6, 2004, FERC approved the settlement agreement. See Note 8 for more information.

          On November 18, 2004, FERC issued an order eliminating the Regional Through and Out Rates ("RTOR") for point-to-point transmission services between MISO and the PJM Interconnection ("PJM"), effective December 1, 2004. The Company had received RTOR revenues from MISO, for services that crossed the PJM-MISO seam, which served as a reduction in the amount of the Company's revenue requirement that is borne by its network transmission customers. A transitional revenue replacement mechanism, the Seams Elimination Cost Assignment ("SECA"), is expected to be in place from December 1, 2004 through March 31, 2006. The purpose of the SECA is to protect the financial position of the transmission owners by preserving their revenue stream during the transition period, after which this revenue source will be permanently eliminated. Due to the nature of the Company's revenue requirement formula, including the true-up mechanism described in Note 1(c), management does not expect the elimination of RTOR revenues to have a significant impact on the Company's results of operations. The Company expects that any revenue shortfall associated with the SECA will be made up by the true-up mechanism during the transition period. Similarly, after the transition period, the elimination of RTOR revenues will result in a net increase in the revenues collected from the Company's network transmission customers.

          The Company is participating in a MISO stakeholder process to determine the appropriate cost allocation for new transmission infrastructure development. As a result of the expected outcome of this process, it is possible that a much greater portion of the Company's revenues for investment in new transmission infrastructure may ultimately be derived from outside the Company's service territory. Similarly, on November 18, 2004, the FERC gave PJM and MISO and their respective transmission owners until May 18, 2005 to file a proposal to share the cost of new transmission facilities that benefit customers in both RTOs. Finally, the FERC has directed MISO and its transmission owners to investigate the continued efficacy of using the existing "license plate" rate design and report their findings to the Commission no later than February 1, 2008.

     (d)  MISO Point-to-Point Revenue Dispute
          -----------------------------------

          In December 2003, MISO notified the Company of a dispute filed by another transmission owner regarding the distribution of revenues for certain point-to-point transactions during 2002 and 2003. MISO had originally distributed 100% of the revenue, in the amount of $8.7 million, related to these transactions to the Company, but now asserts that the Company should only have received a portion of the revenue, in the amount of $2.3 million. MISO indicated it would be seeking return of the remaining $6.4 million. MISO, commencing December 1, 2003, started allocating revenues under its new methodology. The Company disagrees with MISO's determination and has formally disputed it. It was determined by the MISO dispute resolution committee that the MISO dispute process, involving mediation, was not expected to yield a resolution to the matter, so the Company pursued arbitration. The arbitration proceeding began in July 2004 and is expected to be complete by the first quarter of 2005. The Company is currently receiving its allocation of revenues under the new methodology, with the remainder held in trust until the dispute is formally resolved. The Company cannot predict how much, if any, of the disputed amount it will ultimately have to refund to MISO; accordingly, no reserve has been recorded in the Company's consolidated financial statements at this time. Any amount that the Company would refund to MISO would reduce the revenue credits for point-to-point receipts in the Company's revenue requirement calculation and should be recovered as part of the revenue true-up for the year in which such refund is determined. As such, the Company does not expect this matter to materially impact its results of operations.

     (e)  Arrowhead to Weston Line Project
          --------------------------------

          The Arrowhead to Weston Line Project ("Project") is a transmission line construction project originally sponsored by Wisconsin Public Service Corporation ("WPSC") and Minnesota Power, Inc. ("Minnesota Power") under which a new high voltage 345kv electric transmission line would be built from the vicinity of Duluth, Minnesota to the vicinity of Wausau, Wisconsin. The Project was approved, at an estimated total cost of $420 million, by the Public Service Commission of Wisconsin ("PSCW") on December 19, 2003.

          In addition to the PSCW approval, the Project requires permits from the Army Corps of Engineers. Permission is also required from several county governments for the line to cross their property. One county has refused access to county property for the Project. The Company is pursuing legal action against the county to implement the PSCW's siting order for the Project and, in parallel, is working with the PSCW and the Department of Natural Resources to reroute approximately
          1.5 miles of the Project from land owned by the county onto private land instead. The Company does not expect this situation to have a significant impact on the project schedule. The Company has begun to acquire the necessary real estate easements and plans to begin construction on the Wisconsin portion of the line in early 2005. Construction began on the Minnesota portion of the line in February 2004.

          The Company acquired the current Project assets from WPSC at WPSC's cost of $20 million on June 13, 2003. WPSC will continue its role as the construction contractor on the Wisconsin portion of the Project; however, the Company has assumed primary project management responsibility and will acquire the Project facilities from WPSC, at WPSC's cost, on an as-constructed basis.

          On July 29, 2004, the Company reached an agreement with Minnesota Power to acquire its interest in the Minnesota portion of the Project. The Company will assume approximately $2.6 million of Project costs incurred by Minnesota Power before the agreement and assume primary project management responsibility. Minnesota Power will continue its role as general construction contractor. Title to materials will transfer to the Company on delivery to the construction site. Title to all remaining parts of the Project will transfer to the Company when construction is complete and assets are placed in service. Minnesota Power will transfer the facilities at its cost. The agreement requires the Company and Minnesota Power to cooperate to obtain approval of the agreement of July 29, 2004, from the Minnesota Public Utility Commission.

          As of December 31, 2004, the Company has accumulated approximately $71.9 million of costs associated with the Project, including the $20 million acquired from WPSC. To the extent the appropriate regulatory approvals related to the Project are obtained and the transmission line is constructed and placed in service, these costs, as well as the $2.6 million from Minnesota Power, will be included in the Company's rate base or otherwise recovered in rates. In the event the line is not approved or not constructed, the Company would seek recovery of all costs it has incurred related to the Project, including costs assumed from WPSC and Minnesota Power. If recovery is not permitted, such costs would be charged to expense.


     (f)  Interconnection Agreements
          --------------------------

          As described in Note 1(f), the Company has entered into interconnection agreements with entities planning to build generation plants within the Company's service territory. The current estimate of the Company's total commitments under these agreements, if the generation plants become operational, is approximately $180 million with expected completion dates ranging from 2005 to 2009. In addition, there may be transmission service requests that require the Company to construct additional, or modify existing, transmission facilities to accommodate such requests. Whether such additions or upgrades to the Company's transmission system are required depends on the state of the transmission system at the time the transmission service is required.

          On July 23, 2003, FERC issued Order 2003, which adopted new rules relating to generator interconnections. While the rules incorporate a number of changes to interconnection procedures and standardize the interconnection agreements, with some regional transmission organization flexibility, the rules preserve the responsibility of generators to pay the costs associated with interconnecting any generator to the Company's system, with the right to be reimbursed either in cash or through transmission service credits. Under certain circumstances, the rules increase the generators' responsibility to fund a greater range of transmission improvement costs, depending on the type of interconnection service the generators request. The Company believes that any such costs borne by the Company to upgrade or add to the transmission system to fulfill transmission service requests will be recovered in future rates.


     (g)  Arpin Agreement Dispute
          -----------------------

          The Arpin Substation Benefit Area Joint Operating, Planning and Cost Sharing Agreement ("the Agreement"), was entered into by Northern States Power Company ("NSP"), Marshfield Electric & Water Department ("MEWD"), Wisconsin Public Service Corporation ("WPSC"), Wisconsin Power & Light Company ("WPL") and Wisconsin Electric Power Company ("WE") in 1988. The Agreement provided for an annual payment of $295,000 from WPL to NSP for use of a 345kv transmission line owned by NSP. This annual payment was shared by WPL, WPSC and MEWD based on distribution load of the entities in the Arpin area. At the time the Company was formed, WPL transferred the Arpin substation to the Company and attempted to assign the Agreement to the Company.

          Accordingly, WPL has taken the position that the Company should now be responsible for the $295,000 annual payment. Total charges, including interest, for the period 2001 to 2004 would be approximately $1.2 million. The Company disputes the validity of the assignment of the Agreement, as the Agreement requires the written consent of all parties for any assignment, and such consent was never obtained. In addition, the agreement requires the parties to renegotiate the $295,000 annual payment after ten years (1997). If the parties cannot agree on a new amount, the matter goes to arbitration, with the arbitrator expressly given authority to reestablish the payment back to the ten-year point. The arbitrator is required to take current FERC policy into account in its decision. The Company believes current FERC policy likely would not allow the $295,000 fee. Certain of the parties to the Agreement have indicated they are considering initiating price renegotiation. Xcel, the parent company of NSP, has initiated arbitration proceedings consistent with the Agreement. The Company has taken the position that it is not a proper party to the arbitration since it is not a party to the Agreement. The Company has taken the further position that any dispute with WP&L over the assignability of the Agreement responsibilities must be resolved pursuant to the dispute resolution process established under the ATCLLC Operating Agreement and applicable to the Asset Contribution Agreement. The parties met for mediation on December 20, 2004, where they agreed to hold the formal arbitration proceeding in abeyance until the end of January 2005 to give the Company and Xcel additional time to come to an agreement to settle the dispute. The Company does not believe that it will ultimately be responsible for the annual payments under the Agreement and has not recorded a liability in its consolidated financial statements for any amounts related to the Agreement. In the event arbitration is needed and the outcome is negative, the Company would recover any amounts paid to NSP through its revenue requirement true-up.


     (h)  Potential Adverse Legal Proceedings
          -----------------------------------

          The Company may, in the future, become party to lawsuits, including certain suits that may involve claims for which it may not have sufficient insurance coverage. Such litigation could include suppliers and purchasers of energy transmitted by the Company and others with whom the Company conducts business. This liability exposure is limited by FERC-approved provisions in MISO's tariff that limit potential damages, for which the Company could be held liable for interruption of service, to only direct damages.


(10) Related Party Transactions
     --------------------------

     (a)  Asset Transfers and Non-Controlling Membership Interests
          --------------------------------------------------------

          On January 1, 2001, Wisconsin Electric Power Company, Edison Sault Electric Company, Wisconsin Power & Light Company, South Beloit Water, Gas & Electric Company, Wisconsin Public Service Corporation and Madison Gas and Electric Company (together "the contributing utilities") transferred transmission assets with a net book value of $554.5 million to the Company in exchange for equity interests in ATCLLC. In addition, Wisconsin Public Power, Inc. contributed cash of $16.9 million in exchange for equity interests in ATCLLC. On April 2, 2001, $186.1 million of the initial membership interests of ATCLLC were redeemed for cash.

          On June 25, 2001, thirteen municipalities transferred transmission assets with net book values of $10.2 million and cash in the amount of $5.3 million to the Company in exchange for equity interests in ATCLLC. On June 29, 2001, four electric cooperatives and Upper Peninsula Power Company ("UPPCo") transferred transmission assets with a net book value of $27.5 million and cash in the amount of $2.1 million to the Company in exchange for equity interests in ATCLLC. Also on June 29, 2001, an additional $73.8 million of the initial ATCLLC ownership interests of the contributing utilities, municipalities, and cooperatives were redeemed for cash.

          The original asset contribution agreement contained a provision under which WPSC would retain and complete certain construction projects. Upon completion, the assets would be contributed to the Company for additional equity interests in ATCLLC. WPSC transferred such projects to the Company in the amount of $1.0 million in October 2002, $0.4 million in January 2003 and $5.8 million in December 2003.

          On June 13, 2003, the Company acquired the Arrowhead to Weston Project assets from WPSC at WPSC's cost of $20 million, in exchange for cash. As part of the agreement to transfer the Project, WPSC agreed to provide equity financing of 50% of the costs of the Project. During 2004 and 2003, WPSC contributed cash of $15.7 million and $13.5 million, respectively, in exchange for additional equity interests in ATCLLC, related to its financing of the Project.

          During  June  2003,  Badger  Power  Marketing  Authority   transferred
          approximately $.9 million of transmission assets to the Company in exchange for an additional equity interest in ATCLLC.

          On December 31, 2003, Upper Peninsula Public Power Agency transferred $.8 million of transmission assets and $1.5 million of cash to the Company in exchange for an equity interest in ATCLLC.

          During 2004, members contributed $68 million in a voluntary capital call in exchange for membership units of ATCLLC. Equal installments were received in January, April, July and October.


     (b)  Operations & Maintenance and Transitional Services Agreements
          -------------------------------------------------------------

          Since inception, the Company has operated under transitional services and operations and maintenance agreements whereby the contributing utilities, municipalities and cooperatives provided certain administrative, operational, maintenance and construction services to the Company at a fully allocated cost, including direct cost, overheads, depreciation and return on assets employed in the services provided to the Company. These agreements automatically renew annually, unless cancelled by either party.

          Under the original operations and maintenance agreements with the contributing utilities, the Company was obligated to pay each contributing utility a minimum of 85% of the expenses previously incurred by the utility for operations and maintenance activities in a representative year. The amounts paid have exceeded the minimum in each year. Three contributing utilities have signed new operations and maintenance agreements that extend the provision of services. Two of those agreements allow the contributing utilities to decline to perform services for the Company, but require the Company to request a minimum of 90% of the labor hours the contributing utility actually accepted in the previous year. The third agreement does not contain a minimum number of hours that the Company is required to request. All other operations and maintenance agreements were automatically extended on a year-to-year basis. The Company plans to continue efforts to renegotiate its operations and maintenance agreements. In the event that the Company is not able to renew these agreements at the end of their current terms, the Company cannot guarantee that it will be able to procure all similar services at similar costs. The Company believes that the costs the Company must incur to provide transmission service will be recoverable in future rates. The terms of these agreements, including pricing, are subject to oversight by the PSCW and the Illinois Commerce Commission.

          The Company was billed approximately $63.4 million in 2004, $75.2 million in 2003, and $91.4 million in 2002 under these agreements. Accounts payable and accrued liabilities at December 31, 2004 and 2003 include amounts payable to these companies of $10.5 million and $10.3 million, respectively.


     (c)  Transmission Service
          --------------------

          The contributing utilities, municipalities and cooperatives are the primary parties receiving service utilizing the Company's facilities under the MISO tariff. As such, the Company has entered into distribution-transmission interconnection agreements with each of the contributing members interconnected to it. In fewer instances, the Company has also entered into generation-transmission interconnection agreements with certain of these parties. Neither type of interconnection agreement contains a provision for the payment of rates or charges, except to provide that the Company shall offer transmission services pursuant to the applicable FERC-approved tariff.

          The Company entered into a network integration transmission services agreement and a network operating agreement with each of the contributing utilities. The network integration transmission services agreement specifies the terms of service and the network load that shall be served to each of the contributing members. The obligation to render service under these agreements was transferred to MISO effective February 1, 2002. The network operating agreement specifies the procedures and safeguards each of the contributing members must follow to allow for integration of its load and resources on the Company's system.

          Revenues from Wisconsin Electric Power Company, Wisconsin Power and Light Company, Wisconsin Public Service Corporation, Madison Gas and Electric Company and Wisconsin Public Power, Inc. ranged from 85-90% of the Company's transmission service revenue for the years ended December 31, 2004, 2003 and 2002.


     (d)  Lease Agreement with Alliant Energy
          -----------------------------------

          Beginning January 1, 2001, the Company entered into a lease agreement with Alliant Energy Corporate Services, Inc., an affiliate of the Company, for a portion of the Company's system operating center in Stoughton, WI and agreed to provide control and operational services at such center to Alliant. Both the lease and the services are being provided to Alliant at cost. Amounts billed under these agreements totaled $2.7 million in 2004, $2.7 million in 2003, and $4.2 million in 2002.


     (e)  Interconnection Agreements
          --------------------------

          As discussed in Notes 1(f) and 9(f), the Company has interconnection agreements related to the capital improvements required to connect new generation equipment to the grid. Some of these agreements are with members or affiliates of the members of the Company. At December 31, 2004 and 2003, liabilities included $25.1 million and $4.7 million, respectively, of amounts received related to these agreements from entities that are also members of the Company. $18.8 million and $3.1 million was included in current liabilities as of December 31, 2004 and 2003, respectively.


(11) Quarterly Financial Information (unaudited)
     -------------------------------------------

                                                       Three Months Ended 2004
                                     ----------------------------------------------------------
                                       March 31        June 30      September 30    December 31       Total
                                     ------------   ------------    ------------   ------------   ------------
       Operating Revenues            $     60,200   $     62,930    $     69,056   $     70,377   $    262,563
       Operating Expenses                  36,009         37,331          42,369         42,019        157,728
                                     ------------   ------------    ------------   ------------   ------------
       Operating Income                    24,191         25,599          26,687         28,358        104,835

       Other Income (Expense)                 951            872             726            474          3,023
       Interest Expense, net                7,163          7,512           7,586          7,684         29,945
                                     ------------   ------------    ------------   ------------   ------------
       Earnings Before Non-
       Controlling Interest and Tax        17,979         18,959          19,827         21,148         77,913
       Non -Controlling Interest           17,972         18,988          19,821         21,140         77,921
       Income Tax                               2            (33)              2              5            (24)
                                     ------------   ------------    ------------   ------------   ------------
       Net Income                    $          5   $          4    $          4   $          3   $         16
                                     ============   ============    ============   ============   ============


                                                       Three Months Ended 2004
                                     ----------------------------------------------------------
                                       March 31        June 30      September 30    December 31       Total
                                     ------------   ------------    ------------   ------------   ------------

       Operating Revenues            $     51,439   $     55,142    $     56,717   $     62,310   $    225,608
       Operating Expenses                  31,240         33,777          35,015         39,517        139,549
                                     ------------   ------------    ------------   ------------   ------------
       Operating Income                    20,199         21,365          21,702         22,793         86,059

       Other Income (Expense)                 603            204             567          1,182          2,556
       Interest Expense, net                6,092          6,339           6,397          7,079         25,907
                                     ------------   ------------    ------------   ------------   ------------
       Earnings Before Non-
       Controlling Interest and Tax        14,710         15,230          15,872         16,896         62,708

       Non -Controlling Interest           14,705         15,224          15,867         16,887         62,683
       Income Tax                               3              3               3              2             11
                                     ------------   ------------    ------------   ------------   ------------
       Net Income                    $          2   $          3    $          2   $          7   $         14
                                     ============   ============    ============   ============   ============


                                                       Three Months Ended 2004
                                     ----------------------------------------------------------
                                       March 31        June 30      September 30    December 31       Total
                                     ------------   ------------    ------------   ------------   ------------
       Operating Revenues            $     46,640   $     49,221    $     51,349   $     58,088   $    205,298
       Operating Expenses                  28,618         30,983          33,396         38,062        131,059
                                     ------------   ------------    ------------   ------------   ------------
       Operating Income                    18,022         18,238          17,953         20,026         74,239

       Other Income (Expense)                 582            538            (121)           535          1,534
       Interest Expense, net                5,234          5,190           5,238          5,926         21,588
                                     ------------   ------------    ------------   ------------   ------------
       Earnings Before
       Non-Controlling Interest
        and Tax                            13,370         13,586          12,594         14,635         54,185
       Non -Controlling Interest           13,365         13,581          12,590         14,501         54,037
       Income Tax                               2              2               2            130            136
                                     ------------   ------------    ------------   ------------   ------------
       Net Income                    $          3   $          3    $          2   $          4   $         12
                                     ============   ============    ============   ============   ============


     Because of seasonal factors impacting the Company's business, particularly the maintenance and construction programs, quarterly results are not necessarily comparable. In general, due to the Company's rate formula, revenues and operating income will increase throughout the year as newly constructed assets are placed into service and the Company begins to earn a return on them.


ATC Management Inc.

Supplemental Schedules

(1) Consolidating Statements of Operations


                                                            Management     Consolidating
For the Year Ended December 31, 2004         ATCLLC            Inc.           Entries        Consolidated
                                         -------------    -------------    -------------    -------------
Operating Revenues                       $     262,563    $      52,678    $     (52,678)   $     262,563
Operating Expenses                             157,730           52,899          (52,901)         157,728
                                         -------------    -------------    -------------    -------------
Operating Income                               104,833             (221)             223          104,835

Other Income (Expense)                           3,058              213             (248)           3,023
Interest Expense, net                           29,945             --               --             29,945
                                         -------------    -------------    -------------    -------------
Earnings (Loss) Before Non-Controlling          77,946               (8)             (25)          77,913
Interest and Tax
Non-Controlling Interest                          --               --             77,921           77,921
                                         -------------    -------------    -------------    -------------
Earnings (Loss) Before Income Tax        $      77,946               (8)   $     (77,946)              (8)
                                         =============                     =============

Income Tax                                                          (24)                              (24)
                                                          -------------                     -------------
Net Income                                                $          16                     $          16
                                                          =============                     =============



                                                            Management     Consolidating
For the Year Ended December 31, 2003         ATCLLC            Inc.           Entries        Consolidated
                                         -------------    -------------    -------------    -------------

Operating Revenues                       $     225,608    $      45,181    $     (45,181)   $     225,608
Operating Expenses                             139,549           45,177          (45,177)         139,549
                                         -------------    -------------    -------------    -------------
Operating Income                                86,059                4               (4)          86,059

Other Income (Expense)                           2,554               21              (19)           2,556
Interest Expense, net                           25,907             --               --             25,907
                                         -------------    -------------    -------------    -------------
Earnings Before Non-Controlling Interest        62,706               25              (23)          62,708
and Tax
Non-Controlling Interest                          --               --             62,683           62,683
                                         -------------    -------------    -------------    -------------
Earnings Before Income Tax               $      62,706               25    $     (62,706)              25
                                         =============                     =============

Income Tax                                                           11                                11
                                                          -------------                     -------------
Net Income                                                $          14                     $          14
                                                          =============                     =============




                                       30

                                                            Management     Consolidating
For the Year Ended December 31, 2002         ATCLLC            Inc.           Entries        Consolidated
                                         -------------    -------------    -------------    -------------

Operating Revenues                       $     205,298    $      39,893    $     (39,893)   $     205,298
Operating Expenses                             131,059           39,333          (39,333)         131,059
                                         -------------    -------------    -------------    -------------
Operating Income                                74,239              560             (560)          74,239

Other Income (Expense)                           1,406             (412)             540            1,534
Interest Expense, net                           21,588             --               --             21,588
                                         -------------    -------------    -------------    -------------
Earnings Before Non-Controlling Interest
and Tax                                         54,057              148              (20)          54,185
Non-Controlling Interest                          --               --              54,037          54,037
                                         -------------    -------------    -------------    -------------
Earnings Before Income Tax               $      54,057              148    $     (54,057)             148
                                         =============                     =============

Income Tax                                                          136                               136
                                                          -------------                     -------------
Net Income                                                $          12                     $          12
                                                          =============                     =============

(2)  Consolidating Balance Sheets
     ----------------------------

                                                            Management     Consolidating
As of December 31, 2004                      ATCLLC            Inc.           Entries        Consolidated
                                         -------------    -------------    -------------    -------------

Net Transmission and General Plant       $   1,140,320    $        --      $        --      $   1,140,320
Current Assets                                  30,192           10,235           (9,868)          30,559
Regulatory and Other Assets                     13,401            8,551              (59)          21,893
                                         -------------    -------------    -------------    -------------
Total Assets                             $   1,183,913    $      18,786    $      (9,927)   $   1,192,772
                                         =============    =============    =============    =============

Current & Accrued Liabilities            $     192,292    $      10,440    $      (9,729)   $     193,003
Long-term Debt                                 448,483             --               --            448,483
Other Long-term Liabilities                      6,364            8,176              (59)          14,481
Members' Equity                                536,774             --           (536,774)            --
Equity Interest of Non-Controlling
 Members                                          --               --            536,635          536,635
Stockholders' Equity                              --                170             --                170
                                         -------------    -------------    -------------    -------------
     Total Stockholders' Equity and
      Liabilities                        $   1,183,913    $      18,786    $      (9,927)   $   1,192,772
                                         =============    =============    =============    =============


                                                            Management     Consolidating
As of December 31, 2004                      ATCLLC            Inc.           Entries        Consolidated
                                         -------------    -------------    -------------    -------------

Net Transmission and General Plant       $     909,167    $        --      $        --      $     909,167
Current Assets                                  33,077           11,874           (9,269)          35,682
Regulatory and Other Assets                     18,107            6,255           (1,233)          23,129
                                         -------------    -------------    -------------    -------------
Total Assets                             $     960,351    $      18,129    $     (10,502)   $     967,978
                                         =============    =============    =============    =============

Current & Accrued Liabilities            $      66,592    $      11,112    $      (9,142)   $      68,562
Long-term Debt                                 448,215             --               --            448,215
Other Long-term Liabilities                     12,851            6,869           (1,233)          18,487
Members' Equity                                432,693             --           (432,693)            --
Equity Interest of Non-Controlling
Members                                           --               --            432,566          432,566
Stockholders' Equity                              --                148             --                148
                                         -------------    -------------    -------------    -------------
     Total Stockholders' Equity and
      Liabilities                        $     960,351    $      18,129    $     (10,502)   $     967,978
                                         =============    =============    =============    =============


                                       31
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